FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending December 15, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

                                    Annex A


The information in this Report shall be deemed to be filed by GlaxoSmithKline plc (the "Company") with the Securities and Exchange Commission solely for purposes of incorporation by reference into the Company's Registration Statements on Form S-8 (File No. 333-13022, 333-88966 and 333-100388).

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: December 15, 2003                                   By: Victoria Llewellyn
                                                             ------------------
                                                             Victoria Llewellyn
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

Issued - Monday 15 December 2003, London - LSE Announcement

                               GLAXOSMITHKLINE PLC
                ANNOUNCES CHANGES TO THE BOARD AND ITS COMMITTEES


Appointment of new Executive Director
GSK announces that Dr Tadataka (Tachi)Yamada,Chairman, Pharmaceuticals Research & Development, has been appointed an Executive Director of GlaxoSmithKline plc with effect from 1st January 2004.

Commenting on this appointment Sir Christopher Hogg, the Chairman of GSK, said "GlaxoSmithKline has a very strong executive team led by Dr Garnier and I am very pleased that the Board will now benefit from the direct presence of Tachi, who has great knowledge and experience in medicine as well as in the pharmaceutical industry".

Appointment of a Senior Independent Non-Executive Director
Sir Ian Prosser has been appointed Senior Independent Non-Executive Director with effect from 1st January 2004.

Commenting on this appointment Sir Christopher Hogg said, "Sir Ian is a highly experienced senior industrialist. I look forward to working with him in his new role as Senior Independent Non-Executive Director."

BOARD COMMITTEES
After careful consideration of the new Combined Code on Corporate Governance, the Board has decided to make the following changes to the membership of its Committees each with effect from 1st January 2004, unless otherwise stated:

Audit Committee
Sir Christopher Hogg has resigned as a member of the Audit Committee and Sir Robert Wilson has been appointed a member of the Committee in his stead.

Remuneration Committee
Mr John McArthur, interim Chairman of the Remuneration Committee, has decided to retire from the Board at the Company's AGM on 17th May 2004. Sir Robert Wilson has been appointed a member of the Remuneration Committee with effect from 1st January 2004 and will become Chairman of the Committee on Mr McArthur's departure from the Board. Mr H. Lawrence Culp, Jr. has also been appointed a member of the Remuneration Committee with effect from 1st January 2004. Dr Michele Barzach and Ambassador Donald McHenry have resigned as members of the Remuneration Committee with effect from 1st January 2004.

Nominations Committee
Sir Ian Prosser has decided to stand down as Chairman of the Committee, but will remain a member of the Committee. Sir Christopher Hogg will chair the Nominations Committee in his stead. Ambassador Donald McHenry has resigned as a member of the Committee.

Biographical details of Dr Tachi Yamada are given below together with a table showing the new membership of the Board committees mentioned above.

S M Bicknell
Company Secretary
15th December 2003

                                           ------------------------

BIOGRAPHICAL DETAILS

Dr Tachi Yamada

Age 58. Dr Tadataka (Tachi) Yamada is Chairman, Research and Development of GlaxoSmithKline and a member of GSK's Corporate Executive Team. Dr. Yamada joined SmithKline Beecham as a non-executive Member of the Board of Directors in February 1994. Subsequently, he accepted a full-time position at SmithKline Beecham as President of their Healthcare Services Division which consisted of Diversified Pharmaceutical Services (pharmaceutical benefit management company), SmithKline Beecham Clinical Laboratories, Health Management Services (disease management group) and Diversified Prescription Delivery (mail order prescription company). In February 1999, he was named Chairman, Research and Development, SmithKline Beecham Pharmaceuticals and in January 2001 he assumed his current position. Prior to joining SmithKline Beecham he was Chairman of the Department of Internal Medicine at the University of Michigan Medical School and Physician-in-Chief of the University of Michigan Medical Center.

Dr. Yamada graduated from Stanford University with a BA in history and obtained his M.D. from New York University School of Medicine. He is a gastroenterologist who has focused his research on the molecular biology of hormone receptors and is the editor of The Textbook of Gastroenterology. The studies undertaken by Dr. Yamada and his collaborators led to basic discoveries in the post-translational processing and biological activation of peptide hormones, the structure and function of receptors for hormones regulating gastric acid secretion, and the regulation of genes involved in the acid secretory process. In recognition of his contributions to medicine he has been elected to membership in the Institute of Medicine of the National Academy of Sciences (US) and the Academy of Medical Sciences (UK). He has been the recipient of numerous awards including the Distinguished Achievement Award in Gastrointestinal Physiology from the American Physiological Society, the Friedenwald Medal from the American Gastroenterological Association, the Distinguished Faculty Achievement Award from the University of Michigan and the Distinguished Medical Scientist Award from the Medical College of Virginia.

Dr. Yamada is a Fellow of the Imperial College of Medicine, a Master of the American College of Physicians, Vice-President of the Association of American Physicians and a Past-President of the American Gastroenterological Association. He has also been a Member of the Board of Directors of the American Board of Internal Medicine and the National Board of Medical Examiners (US). Dr. Yamada is a member of the Board of Directors of diaDexus and is a Trustee of the Rockefeller Brothers Fund.

                           BOARD COMMITTEE MEMBERSHIP
                       WITH EFFECT FROM 1ST JANUARY 2004.


------ ----------------------------------- ------------------------------------

Board Committee            Committee Chairman            Members

------------------------ ----------------- ------------------------------------
------------------------------------------ ------------------------------------

Audit                      Dr Ronaldo Schmitz            Sir Peter Job
                                                         Sir Ian Prosser
                                                         Sir Robert Wilson

---------------------------- --------------------------------------------------
------------------------------------------ ------------------------------------

Remuneration              John McArthur*                 Mr H Lawrence Culp Jnr.
                                                         Mr Crispin Davis
                          (to be succeeded by Sir Robert Sir Peter Job
                          Wilson from 17th May 2004)     Sir Robert Wilson

------------------------------------------ ------------------------------------
------------------------------------------ ------------------------------------

Nominations               Sir Christopher Hogg           Mr John McArthur*
                                                         Sir Ian Prosser

---------------------------- --------------------------------------------------
---------------------------- --------------------------------------------------

Corporate Responsibility  Ambassador Donald McHenry      Sir Christopher Hogg
                                                         Dr Michele Barzach
                                                         Dr Lucy Shapiro

---------------------------- --------------------------------------------------

* Retires from the Board with effect from 17th May 2004.




GSK Enquiries:

UK Media enquiries:                    Martin Sutton            (020) 8047 5502
                                       David Mawdsley           (020) 8047 5502
                                       Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                    Nancy Pekarek            (215) 751 7709
                                       Mary Anne Rhyne          (919) 483 2839
                                       Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries:   Duncan Learmouth         (020) 8047 5540
                                       Anita Kidgell            (020) 8047 5542
                                       Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries:        Frank Murdolo            (215) 751 7002
                                       Tom Curry                (215) 751 5419

Issued -  Monday 15th December 2003, London - LSE Announcement


                               GLAXOSMITHKLINE PLC

        GLAXOSMITHKLINE ANNOUNCES NEW EXECUTIVE REMUNERATION ARRANGEMENTS


o Link between pay and performance strengthened - robust EPS and TSR hurdles

o Contracts for Executive Directors reduced from 24 months to 12 months without compensation

o Remuneration aligned with other global pharmaceutical companies - to recruit, retain and motivate key executive talent

o New policy closely aligned with UK shareholder best-practice guidelines


The Board of GlaxoSmithKline plc today announces new executive remuneration arrangements, which will cover both its Executive Directors and the company's top executive team.

These arrangements follow extensive shareholder consultation involving the Company's largest shareholders and the ABI and the NAPF. There has been a comprehensive and independent review of GSK's remuneration policy, including its competitiveness, by Deloitte & Touche and consideration of the findings of that review by the Company's Remuneration Committee.

GSK's Chairman, Sir Christopher Hogg, said:

"This has been a rigorous process. In developing our new policy we have listened carefully to the views of our major shareholders. The new remuneration arrangements are closely aligned with UK shareholder best-practice guidelines whilst at the same time allowing GSK to secure, retain and motivate key talent in the globally competitive marketplace in which we operate. As well as reducing executive director notice periods without compensation, we have introduced tougher performance conditions which clearly correlate pay with the delivery of strong financial performance and superior returns compared with our peer group. No other pharmaceutical company has adopted such demanding performance criteria."

"The new policy is clear and unambiguous and will be operated consistently. We firmly believe it is in the best interests of the company and its shareholders".

New Remuneration Arrangements - Linking pay with performance

The new remuneration arrangements announced today:

o Align pay with other global pharmaceutical companies.

o Ensure a strong link between pay and performance with total pay increasing as performance (i.e. total shareholder return and financial performance) improves.

o Pay below median if performance is below target, rising to above median as performance improves.

Structure of total package
The compensation packages for GSK Executive Directors are made up of salary, annual bonus and long term incentives (LTIs). The LTIs consist of a mix of share options and performance shares.

The new arrangements:

o Leave basic salary and bonus plan unchanged.

o Place greater emphasis on performance shares as opposed to share options reflecting best practice in long term incentive arrangements.

o Subject all long term incentive awards to rigorous performance conditions based on financial performance measures.

The two measures which will govern the long term incentive plans are earnings per share (`EPS') and total shareholder return (`TSR')

Share Options
The share option plan will retain EPS as its measure following full consideration of the alternatives. Vesting of options will be dependent on the achievement of stretching and progressive earnings per share targets measured at the end of a 3-year period.

There will only be one retest in the new option plan in year four, replacing rolling re-testing.

Target levels for future option grants will be reviewed annually taking into account GSK's internal projections and external forecasts.

Performance Share Plan (PSP)
The Performance Share Plan will use TSR as its only performance measure. The performance comparator group will be changed from the FTSE100 to the 15 largest global pharmaceutical companies (including GSK) to provide a clearer comparison of how GSK has performed relative to its principal competitors.

TSR will be measured over a 3 year period and there will be no retesting.

Performance shares will only start vesting if GSK's TSR is ranked at least at the median of the performance comparator group. Full vesting will only be achieved if GSK`s TSR is ranked first or second in the comparator group. For median performance 35% will vest. Vesting will then occur on a sliding scale up to the maximum.

2003 Grant

Details of the 2003 awards to be granted to the executive directors under the Share Option Plan are as follows:

             Number of options over ordinary shares or ADSs potentially vesting
EPS growth             Dr J - P Garnier                         Mr J D Coombe
----------

                         (ADSs)                                 (Shares)
RPI+ 5% or more          460,000                                276,000
RPI+ (4%-4.99%)          345,000                                207,000
RPI+ (3%-3.99%)          230,000                                138,000
Less than RPI+3%           Nil                                    Nil

One ADS represents two ordinary shares.

Details of the 2003 awards to be granted to the executive directors under the Performance Share Plan are as follows:

             Number of ordinary shares or ADSs potentially vesting
TSR position           Dr J - P Garnier                         Mr J D Coombe
------------

                         (ADSs)                                 (Shares)
1st or 2nd              200,000                                 120,000
3rd                     180,000                                 108,000
4th                     160,000                                  96,000
5th                     140,000                                  84,000
6th                     120,000                                  72,000
7th                     100,000                                  60,000
8th (median)             70,000                                  42,000
9th and below             Nil                                     Nil
One ADS represents two ordinary shares.


The following example illustrates the effect of these grants:

- If the share price increases from the current level of (pound)12.60 to say (pound)15.00 and GSK's EPS exceeds current market forecasts1, 2 50% of the options will vest and the value accruing to the CEO under the share option plan would be approximately (pound)1.1 million ($2.0 million). The value to the CFO would be approximately (pound)0.3 million.

- Under the Performance Share Plan, for the same share price increase to (pound)15.00 and if GSK's TSR performance is at least as good as half of its competitor group, the value accruing to the CEO would be approximately (pound)2.1 million ($3.7 million, 35% vesting). The value to the CFO would be approximately (pound)0.6million.

- Over the same period the additional value delivered to shareholders would be approximately (pound)15 billion.

Clearly these illustrations are based on certain assumptions. In actual fact resultant payments would be lower or higher according to performance against the targets and future share price movements.

The exercise price of the options under these awards, based on tonight's closing price, will be announced tomorrow.

Share Ownership Guidelines Strengthened

Over 700 of GSK's executives are subject to share ownership guidelines. These are already amongst the most stringent in the UK and for the top executive team, will be strengthened further with the introduction of a requirement to retain shares for at least 12 months after retirement and also to retain vested performance shares for an additional two years after vesting.

The requirement that the CEO hold shares to a value of 4 times his base salary, the CFO 3 times and the top executive team 2 times, remains the same.

Other changes to executive director terms

Notice period will be reduced from 24 months to 12 months. Severance payments will be calculated on the basis of this reduced contract length. In addition, there will be no entitlement to a post-notice LTI grant. There will be no mitigation. There will be a 12 month non-compete clause.

There will be no compensation for changes in contractual terms.

The CEO's entitlement to three years of additional pension contributions and age enhancement will now be consolidated into an annual contribution rate to his money purchase pension scheme of 15% of his salary and bonus. This change will ensure that on retirement at age 60 the CEO's pension will be broadly unaffected.

In addition to the above changes to executive directors' terms, the Remuneration Committee has decided as a matter of policy not to make material ex-gratia payments.


APPENDIX: COMPARATOR GROUP

GSK will measure its relative TSR performance against the following comparator companies: Abbott Laboratories, Astra Zeneca, Aventis, Bristol Myers Squibb, Eli Lilly, Johnson & Johnson, Merck, Novartis, Pfizer, Roche Holdings, Sanofi-Synthelabo, Schering-Plough, Takeda Chemical Industries and Wyeth.

In addition to the group outlined above, GSK has referenced pay to a wider group sourced from the largest 100 companies globally by market capitalisation. These include selected pharmaceutical, manufacturing and consumer product companies (comparable to GSK's over-the-counter business) and for which pay data is publicly available. In addition to the companies noted above, these companies are: Amgen, Coca-Cola, Colgate Palmolive, Diageo, General Electric, Gillette, L'Oreal, Nestle, Pepsico, Procter & Gamble, Unilever, United Technologies, Vodafone.


Enquiries:

UK Media enquiries:                  Martin Sutton            (020) 8047 5502
                                     David Mawdsley           (020) 8047 5502
                                     Chris Hunter-Ward        (020) 8047 5502

US Media enquiries:                  Nancy Pekarek            (215) 751 7709
                                     Mary Anne Rhyne          (919) 483 2839
                                     Patricia Seif            (215)  751 7709

European Analyst/Investor enquiries: Duncan Learmouth         (020) 8047 5540
                                     Anita Kidgell            (020) 8047 5542
                                     Philip Thomson           (020) 8047 5543

US Analyst/ Investor enquiries:      Frank Murdolo            (215) 751 7002
                                     Tom Curry                (215) 751 5419

--------
1 Market consensus provides EPS growth forecasts for GSK of 4.9% per annum for the next 3 years. Source :Analysts' estimates.

2 Assuming RPI of at least 2% per annum